November 9, 2023

By EDGAR submission
Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Anuja A. Majmudar and Karina Dorin

Re: Eli Lilly and Company
Form 10-K for the fiscal year ended December 31, 2022
Response dated September 20, 2023
File No. 001-06351

Dear Anuja A. Majmudar and Karina Dorin,

Eli Lilly and Company (Lilly, the Company, we, or us) respectfully submits this letter in response to the comments received from the staff (the Staff) of the United States Securities and Exchange Commission (the SEC) by letter dated November 1, 2023, in relation to the above-referenced filing (the 2022 Form 10-K) and our prior response letters dated September 20, 2023 and October 26, 2023. For ease of reference, each of the Staff’s comments are reproduced below in bold italicized type, followed by Lilly’s respective response.
Response dated October 26, 2023

Management’s Discussion and Analysis of Results of Operations and Financial Condition, p. 37

1.We note your response to prior comment 1 and re-issue it in part. Please expand your disclosure to address how your reputation or brand could be affected by climate change and the potential response from investors, lenders, and customers.

Lilly has not observed negative impacts to its reputation or brand from climate change that have resulted in adverse consequences to its business, financial condition, and results of operations. We respectfully refer the Staff to the disclosure in the introductory language to the Risk Factors section in the 2022 Form 10-K, which states the following with respect to the entire Risk Factors section: “Certain of these risks could also adversely affect the company’s reputation.” The perception that we have failed to act in an expected manner, whether or not valid, can result in adverse publicity that can negatively affect our business and reputation. Lilly believes that this remains a prospective reputational and brand risk; as it relates to climate change, the risk is not more significant than other factors that give rise to these types of risks.

We disclosed the following in the 2022 Form 10-K:

“Our ability to achieve any stated environmental, social or governance goal, target or objective is subject to numerous factors and conditions, many of which are outside our control. Examples of such factors include evolving regulatory requirements affecting sustainability standards or disclosures or imposing different requirements, the availability of requisite financing, and the availability of suppliers that can meet our sustainability and other goals. If we fail to achieve, are perceived to have failed or been delayed in achieving, or improperly report our progress toward achieving these goals and commitments, it could negatively affect our reputation or investor confidence, and expose us to enforcement actions and litigation.”

United States Securities and Exchange Commission
November 9, 2023

While we acknowledge that our reputation could be negatively affected if we fail to achieve, are perceived to have failed to achieve or are delayed in achieving, climate change goals and commitments, we respectfully advise that we cannot confirm that such effects would be material to our business and we are unable to speculate as to the potential response from investors, lenders, and customers. However, we will continue to evaluate our disclosure regarding reputational or brand risks that may result from climate-related contingencies and related stakeholder responses and will supplement our disclosure in future SEC filings, if appropriate.

2. We note your response to prior comment 2 stating that you did not experience any material impacts from severe weather-related events and re-issue it in part. Please quantify all weather-related damages to your property or operations for each of the years ended December 31, 2022, 2021, and 2020.

Individual weather-related damage and loss events affecting our property and operations that equal or exceed $100,000 are tracked by our corporate risk management group. For each of the years ended December 31, 2022, 2021 and 2020, there were no tracked damage or loss events affecting our property and operations from weather related events that met or exceeded that threshold. As stated previously, Lilly has not experienced any material impacts from severe weather-related events in any of the relevant periods.

* * * * * * * *

In connection with its response to the Staff’s comments, we acknowledge that Lilly and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions about this response or require additional information, please contact me at (224) 234-2374.

Sincerely yours,

Eli Lilly and Company

By: /s/ Christopher Anderson
Associate Vice President – Leader of Corporate Securities and Assistant Secretary

cc: Anat Ashkenazi, Executive Vice President and Chief Financial Officer
Eli Lilly and Company

Anat Hakim, Executive Vice President, General Counsel and Secretary
Eli Lilly and Company

Donald A. Zakrowski, Senior Vice President, Finance, and Chief Accounting Officer
Eli Lilly and Company